Exhibit 4.46

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari

Parties: Imobiliária Mogno Ltda., as Seller; Eurides Baraldo, Valdecir Baraldo and Claudemir Baraldo, as Buyers; and Brasilagro – Companhia Brasileira de Propriedades Agrícolas as intervening-consenting party.

Purpose: The commitment to sell a total area of 85 hectares, of which 65 hectares are arable, to be originated from Fazenda Alto Taquari, for the total price, in Brazilian national currency (Reais), equivalent to 71,500 bags of soybeans, to be paid as follows: (i) the first installment in the amount of R$1,043,900.00 shall be paid on October 29, 2019; (ii) the second installment, in the amount, in Brazilian Reais, equivalent to 14,300 bags of soybeans, shall be paid on April 30, 2020; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 14,300 bags of soybeans, shall be paid on April 30, 2021; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 14,300 bags of soybeans, shall be paid on April 30, 2022; and (v) the fifth installment, in the amount, in Brazilian Reais, equivalent to 14,300 bags of soybeans, shall be paid on April 30, 2023.